Exhibit 99.1

Xinyuan Real Estate Announces Closing of Private Placement of Convertible Notes and Common Shares

September 19, 2013, Beijing – Xinyuan Real Estate Co., Ltd. (NYSE: XIN, “Xinyuan” or “the Company”), a real estate developer with a focus on high growth cities in China, today announced the closing of its previously announced private placement of common shares and convertible notes to an affiliate of TPG (the “Investor”). At the completion of the transaction, Xinyuan issued to the Investor 12 million common shares at a price of US$ 2.74 per common share (equivalent to US$5.48 per ADS) and senior secured convertible notes due 2018 (the “Convertible Notes”) in the aggregate principal amount of approximately US$ 75.8 million.

Xinyuan received approximately US$108.6 million of gross proceeds from the private placement and anticipates using the proceeds, among other purposes, for land acquisition and general corporate purposes to support further development of the Company.

The Convertible Notes are convertible into common shares of Xinyuan at an initial conversion rate of US$3.00 per common share (equivalent to US$6.00 per ADS). The conversion rate is subject to adjustment upon the occurrence of certain events. A holder of Convertible Notes may convert notes, at its option, in integral multiples of US$100,000 principal amount at any time prior to the maturity date.

The Convertible Notes carry an annual a cash coupon rate of 5% and are scheduled to mature on September 19, 2018. Interest on the notes will be payable semi-annually in arrears on March 19th and September 19th of each year, beginning March 19, 2014. The Convertible Notes are secured pari passu with Xinyuan’s outstanding US$200 million 13.25% senior notes due 2018 (the “Senior Notes”) and are secured by the same collateral package and are guaranteed by the same subsidiaries of the Company as the Senior Notes.

Taking into account the common shares and the full conversion of the Convertible Notes, the Investor would hold a total of 37.2 million common shares (18.6 million ADSs) on a fully diluted basis, equivalent to approximately 20% of the Company’s total share capital. Upon the closing of the transaction, Mr. Steve Sun joined Xinyuan’s board of directors, as the Investor’s nominee to the board. Mr. Sun also became a member of the board’s compensation committee, nominating and corporate governance committee and investment committee. Effective upon closing, Mr. Omer Ozden resigned as a director of the Company. Mr. Ozden is expected to take an increased role with respect to the Company’s capital markets and international real estate development efforts.

Xinyuan has agreed, subject to certain terms and conditions, to file a registration statement under the Securities Act of 1933, as amended (the “Securities Act”), covering the resale by the Investor from time to time in the form of ADSs representing the common shares sold to the Investor or issuable upon conversion of the Convertible Notes.

The Convertible Notes and common shares have not been registered under the Securities Act or any state securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and applicable state laws.

This press release shall not constitute an offer to sell or a solicitation of an offer to purchase the Convertible Notes, the common shares, or any other securities.

About Xinyuan Real Estate Co., Ltd. (NYSE:XIN)

Xinyuan Real Estate Co., Ltd. (“Xinyuan”) (NYSE: XIN) is a developer of large scale, high quality residential real estate projects aimed at providing middle-income consumers with a comfortable and convenient community lifestyle. In China, Xinyuan primarily focuses its development projects in Tier II cities, Zhengzhou, Ji’nan, Suzhou, Kunshan, Xuzhou, Chengdu and Hefei. The Company’s U.S. development arm, XIN Development Group International, Inc., is a pioneer amongst Chinese real estate residential developers, entering the US market in 2012.  Xinyuan is the first real estate developer from China to be listed on the New York Stock Exchange. For more information, please visit http://en.xyre.com/ir.html.

For more information, please contact:

Xinyuan Real Estate Co., Ltd.

Ms. Helen Zhang
Financial Controller
Tel: +86 (10) 8588-9255
Email: yuan.z@xyre.com

ICR, LLC

William Zima

In U.S.: +1 646-308-1472

In China: +86 (10) 6583-7511

Email: william.zima@icrinc.com